**Dog Parker Inc.**

# Independent Auditor's Review Report on Financial Statements

**Year Ended December 31, 2017 and 2016**

**Ayzenberg CPA, PLLC**

287 Spring Street
New York, NY 10013
T: 646-442-5767; F: 866-810-6215
info@cpa-esq.com

## Contents

DANIEL AYZENBERG
E S Q / C P A

433 Broadway, Suite 428
New York, NY 10013
P: 646-442-5767
F: 866-810-6215

**Independent Auditor's Review Report on Financial Statements**

Owners of Dog Parker Inc.
586 Vanderbilt Ave 1
Brooklyn, NY 11238

April 23th, 2018

We have reviewed the accompanying financial statements of Dog Parker Inc., which comprise the balance sheet as of December 31, 2017 and 2016 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Based on our reviews, we are not aware of any material modifications that should be made to the 2017 financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Date: April 23th, 2018
New York, NY 10013

Daniel Ayzenberg CPA
Ayzenberg CPA, PLLC

*(in US dollars)*

| | 2017 | 2016 |
|---|---|---|
| **Income** | | |
| Service Income | 3,629 | 622 |
| **Total Income** | **3,629** | **622** |
| | | |
| Cost of Goods Sold | 136,688 | 14,547 |
| **Gross profit** | **(133,059)** | **(13,925)** |
| | | |
| **Expenses** | | |
| Payroll Expenses | 558,076 | 137,153 |
| R&D Expenses | 302,553 | 96,358 |
| Marketing | 282,465 | 99,164 |
| Legal & Professional Fees | 126,077 | 40,659 |
| Office and Administrative Expenses | 66,762 | 21,830 |
| Rent Expense | 48,465 | 17,912 |
| Printing & Production | 33,687 | 2,545 |
| Travel | 28,530 | 9,549 |
| Insurance | 18,791 | 5,467 |
| Amortization | 15,009 | 17,191 |
| Advertising | 13,066 | 24,564 |
| Depreciation | 2,909 | 1,821 |
| Employee Benefits | - | 2,896 |
| **Total Expenses** | **1,496,390** | **477,109** |
| **Net Operating Income** | **(1,629,449)** | **(491,034)** |
| | | |
| **Other Income** | | |
| Grants and Competition Awards | - | 22,400 |
| | | |
| **Net Income** | **(1,629,449)** | **(468,634)** |

*See Accompanying Auditor's Report and Notes to Financial Statements.*

*Dog Parker Inc.*
*Balance Sheet Statement as of December 31, 2017 and 2016*
*(in US dollars)*

| | As of Dec 31, 2017 | As of Dec 31, 2016 |
|---|---|---|
| **ASSETS** | | |
| | | |
| **Current Assets** | | |
| Cash in bank | 456,295 | 730,102 |
| **Total Current Assets** | **456,295** | **730,102** |
| | | |
| **Fixed Assets** | | |
| Fixed Assets | 9,093 | 9,093 |
| Accumulated Depreciation | (4,730) | (1,821) |
| **Total Fixed Assets** | **4,363** | **7,272** |
| | | |
| **Other Assets** | | |
| Intangible Assets | 51,617 | 51,617 |
| Start Up Costs | 23,431 | 23,431 |
| Accumulated Amortization | (34,543) | (19,534) |
| Security Deposits | 20,000 | 20,000 |
| **Total Other Assets** | **60,505** | **75,514** |
| **TOTAL ASSETS** | **521,163** | **812,888** |
| | | |
| **LIABILITIES AND EQUITY** | | |
| | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Credit Cards Payable | 8,268 | 6,544 |
| **Total Current Liabilities** | **8,268** | **6,544** |
| | | |
| **Equity** | | |
| Capital Stock | 200 | 200 |
| Additional Paid In Capital | 2,641,000 | 1,305,000 |
| Retained Earnings | (498,856) | (30,222) |
| Net Income | (1,629,449) | (468,634) |
| **Total Equity** | **512,895** | **806,344** |
| **TOTAL LIABILITIES AND EQUITY** | **521,163** | **812,888** |

*See Accompanying Auditor's Report and Notes to Financial Statements.*

*(in US dollars)*

| | 2017 | 2016 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| **Net Income** | (1,629,449) | (468,634) |
| **Adjustments to reconcile Net Income to Net Cash provided by operations:** | | |
| Accumulated Depreciation | 2,909 | 1,821 |
| Accumulated Amortization | 15,009 | 17,191 |
| Credit Cards Payable | 1,724 | 6,543 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **19,642** | **25,555** |
| **Net cash provided by operating activities** | **(1,609,807)** | **(443,079)** |
| | | |
| **INVESTING ACTIVITIES** | | |
| Purchase of Fixed Assets | - | (9,093) |
| Intangible Assets | - | (51,617) |
| Security Deposit | - | (20,000) |
| **Net cash provided by investing activities** | **-** | **(80,710)** |
| | | |
| **FINANCING ACTIVITIES** | | |
| Change in Accounting Policies Adjustment | - | (51,147) |
| Paid in Capital | 1,336,000 | 1,305,000 |
| **Net cash provided by financing activities** | **1,336,000** | **1,253,853** |
| | | |
| **Net cash increase for period** | **(273,807)** | **730,064** |
| **Cash at beginning of period** | **730,102** | **38** |
| **Cash at end of period** | **456,295** | **730,102** |

*See Accompanying Auditor's Report and Notes to Financial Statements.*

*Dog Parker Inc.*
*Statement of Change in Equity for year ended December 31, 2017 and 2016*
*(in US dollars)*

| | Capital Stock | Paid in Capital | Retained Earnings | Total Equity |
|---|---|---|---|---|
| **Balance as at January 1, 2016** | **200** | **36,411** | **(15,486)** | **21,125** |
| Change in accounting policies adjustment | - | (36,411) | (14,736) | (51,147) |
| Issue of shares | - | 1,305,000 | - | 1,305,000 |
| Net Loss | - | - | (468,634) | (468,634) |
| **Balance as at December 31, 2016** | **200** | **1,305,000** | **(498,856)** | **806,344** |
| Issue of shares | - | 1,336,000 | - | 1,336,000 |
| Net Loss | - | - | (1,629,449) | (1,629,449) |
| **Balance as at December 31, 2017** | **200** | **2,641,000** | **(2,128,305)** | **512,895** |

April 23th, 2018
**Date**

Chelsea Brownridge
President

*See Accompanying Auditor's Report and Notes to Financial Statements.*

*(in US dollars)*

**Note 1 – Organization and Business Operations**

Dog Parker Inc. ("Dog Parker" or "the Company") was formed in December of 2014 in the state of New York as an S-Corporation for the tax purposes. In July 2016 the company was merged into Dog Parker Inc a Delaware C-Corporation which was formed in April 2016.

Dog Parker develops and produces a smart dog house which can be located outside of storefronts and provides a safe and comfortable place for a dog to stay.

**Note 2 – Entity Ownership Structure**

As of December 31, 2017, the ownership structure of the company was as follows:

| | % of ownership |
|---|---|
| Chelsea Brownridge | 43.86% |
| Benslie International Limited | 13.02% |
| Todd Schechter | 5.16% |
| ERA Investors Fund 5, LLC | 5.52% |
| Option Pool | 10.28% |
| Other Investors (less than 5% ownership) | 22.16% |
| **Total** | **100.00%** |

**Note 3 – Significant Accounting Policies**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements of Dog Parker have been prepared in conformity with generally accepted accounting principles (GAAP).

Dog Parker does not maintain allowance for doubtful accounts.

Fixed assets are stated at cost. The cost of a depreciable asset is allocated to expense over the asset's anticipated useful life in a systematic and rational manner. Depreciation is recorded on a straight-line basis over the estimated useful life of the assets which ranges from 5 to 15 years. Dog Parker depreciates its assets using the mid-quarter convention in the first year the assets are placed in service. Dog Parker capitalizes all purchases of property and equipment in excess of $500. Those assets placed in service after December 31, 1980 are being depreciated using the modified accelerated cost recovery system (for tax purposes).

*(in US dollars)*

Trademarks and licenses acquired are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 15 to 20 years, which is the shorter of their estimated useful lives and periods of contractual rights.

In the balance sheet, assets and liabilities are segregated into current and noncurrent amounts. Total amounts of current assets and current liabilities are presented.

Revenues are recognized based on accrual accounting in accordance with generally accepted accounting principles (GAAP). Revenues are recognized when earned, regardless of the timing of cash receipts. Revenue is considered earned when the Company has substantially met its obligation to be entitled to the benefits represented by the revenue. Deposits, advance payments and progress payments for programs or activities to be conducted primarily in the next fiscal year are classified as unearned revenues and are recognized as revenue only when the revenue producing event has occurred.

**Note 4 – Cash**

Dog Parker defines cash and cash equivalents as bank demand deposits, savings accounts; Dog Parker maintains all its cash and cash equivalents at Chase and Capital One banks and PayPal account and is covered under the Federal Deposit Insurance Corporation (FDIC) for up to $250,000.

**Note 5 – Change in Accounting Policies**

As a result of the merger, described in Note 1, the company changed its accounting and tax policies. The main reason for the change is a different tax classification of the corporation. Because of this change the company made an adjustment to reflect change in accounting policies.

**Note 6 – Fixed Assets**

Property and equipment consists of the following at December 31, 2017 and 2016:

| | **2017** | **2016** |
|---|---|---|
| Computers | 9,093 | 9,093 |
| Less accumulated depreciation | (1,821) | (4,730) |
| **Total** | **7,272** | **4,363** |

Depreciation expense for the years ended December 31, 2017 and 2016 was $2,909 and $1,821, respectively.

**Note 7 – Intangible Assets**

Intangible assets include expenditure on research activities, patents, licenses, and trademarks. Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design to produce new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically, and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.

Amortization is based on the cost of an asset less its residual value. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use.

**Note 8 – Start Up Costs**

Startup costs are costs the company incurred in its activities in preparing to begin its active conduct. These costs include organization costs to form the entity and initial expenditures for research and development.

**Note 9 – Paid in Capital**

During 2017 In series seed financing the company issued shares to various investors for a total amount of $1,305,000. Additional Paid in Capital account represents the excess paid by an investor over and above the par-value price of a stock issue.

**Note 10 – Income Taxes**

Dog Parker's tax year ends on December 31st. For the tax year ending on December 31st, 2017 Dog Parker filed its corporate tax return. As of December, 31st 2017 the Company has Net Operating Loss carryover for tax purposes in amount of $1,624,340. This loss will be used against future Company's income.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate.

*(in US dollars)*

Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

**Note 11 – Cost of Goods Sold**

| | 2017 | 2016 |
|---|---|---|
| Sanitation & Maintenance | 67,474 | 673 |
| Delivery & Installation | 31,507 | 8,842 |
| Manufacturing | 19,193 | 751 |
| Internet Connection | 17,834 | 3,537 |
| Revenue Share | 680 | - |
| Hardware servicing | - | 744 |
| **Total Cost of Goods Sold** | **136,688** | **14,547** |

**Note 12 – Payroll Expenses**

| | 2017 | 2016 |
|---|---|---|
| Salaries and Wages | 455,144 | 107,260 |
| Payroll Taxes | 40,061 | 15,045 |
| Subcontractors | 45,889 | 13,638 |
| Employees Benefits | 9,362 | 2,895 |
| Payroll Fees | 7,620 | 1,211 |
| **Total Payroll Expenses** | **558,076** | **140,049** |

**Note 13 – Marketing**

| | 2017 | 2016 |
|---|---|---|
| Consultants | 100,596 | 63,834 |
| B2C Marketing | 78,950 | 20,280 |
| PR | 71,550 | 50 |
| Events | 29,929 | - |
| Branding | - | 15,000 |
| **Total Service Income** | **281,025** | **99,164** |

*(in US dollars)*

**Note 14 – Office and Administrative Expenses**

| | 2017 | 2016 |
|---|---|---|
| Dues & Subscriptions | 21,687 | 7,559 |
| Computers | 10,816 | 1,446 |
| Office Expenses | 10,573 | 8,192 |
| Meals and Entertainment | 6,850 | 1,766 |
| Customer Service | 6,782 | 900 |
| Office Supplies | 5,699 | - |
| Miscellaneous | 1,622 | 278 |
| Gifts | 1,579 | - |
| Stationery & Printing | 1,317 | 775 |
| Postage and Delivery | 724 | 500 |
| Bank Charges | 444 | 242 |
| Professional Development | 110 | 94 |
| Merchant Fees | - | 78 |
| **Total Office and Administrative Expenses** | **68,203** | **21,830** |

**Note 15 – Legal and Professional Fees**

| | 2017 | 2016 |
|---|---|---|
| Legal Expenses | 84,299 | 19,019 |
| Professional Fees | 34,965 | 19,300 |
| Accounting | 6,813 | 2,340 |
| **Total Legal and Professional Fees** | **126,077** | **40,659** |

**Note 16 –Commitments**

*Litigation*

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

*Risk Management*

The Company may be subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

**Note 17 – Subsequent Events**

Dog Parker adopted the FASB amendments to general standards on accounting for, and disclosures of events that occur after the date of the statement of financial position but before financial statements are issued or are available to be issued. Management has evaluated subsequent events through April 23$^{th}$, 2018, the date on which financial statements were available for issue. The adoption of this guidance did not materially impact Dog Parker’s financial statements.